UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission file number 001-36898

COLLIERS INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-294698).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: August 5, 2026	/s/ Christian Mayer
	Name:	Christian Mayer
	Title:	Global Chief Financial Officer & Chief Executive Officer, Commercial Real Estate

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim consolidated financial statements and management’s discussion & analysis for the three-month and six-month periods ended June 30, 2026.